Exhibit 99.1

Westport Announces Thomas Rippon as Vice President, Mining and Rail

~ Global OEM Expertise Supports Growth Opportunities for Key Off Road Products  ~

VANCOUVER, Sept. 16, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems,  today announced the appointment of Thomas Rippon to the position of Vice President, Mining and Rail, at Westport.

"Thomas brings excellent credentials in implementing operations in geographic markets that are key for Westport's off-road application programs," said Nancy Gougarty, President and COO of Westport. "His experience as a senior executive at a global original equipment manufacturer will support our priority to commercialize products that drive us toward profitability."

According to industry statistics and Westport analysis, global heavy off-road applications use more than 24 billion gallons of diesel each year, creating an attractive opportunity for significant cost savings and reduced emissions by using natural gas.

Thomas's experience includes an extensive tenure at General Motors in both North America and Asia. His career began in 1972 at General Motors on the assembly line, and from there he was successively promoted. From 2001 to 2006, Thomas held a number of executive roles responsible for powertrain activities, including building an engine plant capable of producing 350,000 engines per year. Thomas's most recent position at GM was Global Program Manager where he was responsible for managing five different joint ventures while overseeing more than $1 billion in capital investment. Most currently he has held the roles of Vice President Engineering, Vice President, and PMO at CODA Automotive, where he has had responsibility for program execution, standardizing process and procedures, and change management. He is active in his community and has served as a volunteer for organizations such as the American Women's Club, Boy Scouts of America, and YMCA.

As Vice President, Mining and Rail, Thomas will be assuming some of the responsibilities of Nick Sonntag, Executive Vice President of Westport and President, Westport Asia, who retired as of September 13, 2013. Nick joined Westport in September 2006 and was responsible for the growth and development of Westport's emerging OEM global partnerships.

"I wish to thank Nick for his seven years of contribution to Westport," said David Demers, CEO of Westport Innovations. "We will miss Nick's energy and we wish him well in his retirement."

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Westport Innovations Inc.

 %CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 16-SEP-13